INVEST IN **POWERPANEL**

A hybrid solar thermal technology that is 4x as powerful as traditional options

PITCH VIDEO | INVESTOR PANEL



POWERPANEL®
THE FUTURE OF ENERGY... TODAY
www.PowerPanel.com

powerpanel.com

Technology | Hardware | Infrastructure | Sustainability | Hard Tech



LEAD INVESTOR

Gene Fall

"I am a General Contractor located in South Florida who has known and worked with Rob Kornahrens in the construction industry for over 30 years. Throughout the years I've watched Rob start and scale multiple companies and have seen his expertise in the solar industry play out. After seeing the Power Panel product, I was immediately sold on its revolutionary technology and ability to impact so many different markets." Gene Fall, Certified Contracting Group, Inc.

Invested $25,000 this round

Highlights

1. LEADING TECHNOLOGY: PP Technology captures 75% of sun's energy vs 20% for traditional solar pv
2. READY FOR MARKET: The PP product has 10+ years of R&D behind it and multiple test case studies
3. REVENUE: $16.5M Annual Revenue projected by 2026 (not guaranteed)
4. DIVERSIFIED VERTICALS: Industrial | Commercial | Agriculture | Military | Residential | Resorts
5. PROFITABILITY: Project On-Going Gross Margins around 40% (not guaranteed)

5. PROFITABILITY: Project On-Going Gross Margins around 40% (not guaranteed)

6. IMPACT: PP has committed to donating 5% of gross profits to disaster relief needs globally
7. COMPACT: 40% smaller than traditional PV with 750W output
8. Made in the USA, Patented Globally

Our Team



Rob Kornahrens CEO - Visionary / Angel Investor

Rob is Founder, President & CEO of Advanced Roofing, Inc, one of the top 10 Commercial Roofing Contractors in the US. Rob founded Advanced Green Technologies (AGT) and has grown it to be the leading commercial rooftop solar contractor in Florida.

Rob was featured on the Feast Over Famine podcast to tell his story, how he got involved in renewable energy, and why businesses caring for the environment is crucial to the earth's future. Listen in on the link below: https://podcasts.apple.com/us/podcast/ep-21-what-do-climate-change-solar-thermal-heating/id1506033791?i=1000495537648



Garth Schultz COO - Founder / Inventor

Garth has over 25 years of experience in design, development, and manufacturing of proprietary intellectual properties to the solar, OEM Automotive (including CNG alternative fuels), defense, and RV industries.

Pitch



Investor
Presentation
POWERPANEL®
PVT Technology with more than 25 granted and published patents
* Disclaimer – Patents are company-owned.

DISCLAIMER

THIS PRESENTATION IS BEING FURNISHED SOLELY FOR THE PURPOSE OF CONSIDERING A POTENTIAL TRANSACTION INVOLVING THE COMPANY. THE FOLLOWING CONFIDENTIAL PRESENTATION IS INTENDED SOLELY FOR THE PERSON TO WHOM IT HAS BEEN PROVIDED. ANY REPRODUCTION OR DISTRIBUTION OF THIS PRESENTATION IN WHOLE OR IN PART OR THE DIVULGENCE OF ANY OF ITS CONTENTS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED. THIS PRESENTATION DOES NOT CONSTITUTE THE OFFER OF ANY SECURITIES OF THE COMPANY, AND THE SECURITIES OF THE COMPANY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER ANY FEDERAL OR STATE SECURITIES LAW. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION.

THE FINANCIAL PROJECTIONS PRESENTED HAVE NOT BEEN AUDITED OR REVIEWED BY ANY ACCOUNTING FIRM. THE ASSUMPTIONS DISCLOSED WITH RESPECT TO THE FINANCIAL PROJECTIONS ARE THOSE THAT MANAGEMENT BELIEVES ARE SIGNIFICANT TO THE PROJECTIONS. THERE WILL USUALLY BE DIFFERENCES BETWEEN PROJECTED AND ACTUAL RESULTS BECAUSE EVENTS AND CIRCUMSTANCES FREQUENTLY DO NOT OCCUR AS EXPECTED, AND THOSE DIFFERENCES MAY BE MATERIAL.

ANY INVESTMENT IN OR PURCHASE OF ANY SECURITIES OF THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND UNCERTAINTY. CERTAIN STATEMENTS IN THIS PRESENTATION MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933. FORWARD-LOOKING STATEMENTS PROVIDE CURRENT EXPECTATIONS OF FUTURE EVENTS AND INCLUDE ANY STATEMENT THAT DOES NOT DIRECTLY RELATE TO ANY HISTORICAL OR CURRENT FACT. WORDS SUCH AS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "PLANS," "PROJECTS," OR OTHER SIMILAR EXPRESSIONS MAY IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

POWERPANEL



Why POWERPANEL®?
With the environmental demand for decreasing carbon emissions and consumers' need for access to affordable electricity and hot water, Power Panel provides unmatched and patented PVT Technology:
Primary Advantages of Power Panel:
1. Energy Capture - Maximizes the sun capture and generates energy streams of both electricity and hot water that are needed in industrial, commercial, agricultural and residential applications.
2. Patents - Hybrid collector and thermal storage technology patents issued in the USA, Canada, the EU, China, Japan, South Korea and Australia.
3. Manufactured in the USA – Made in the USA and has established partnerships in North and South America plus Asia to distribute and manufacture under license.
4. Leading Thermal Performance - Application specific high temperature capable plastics, insulating foams, silicone adhesives and silicone solar cell encapsulants make up the PVT1, a module that produces electrical energy on par with a standard PV


* Disclaimer – Patents are company-owned.


PVT captures 75% of the sun's energy vs. 20% for PV only.
Solar thermal power/electric generation systems collect and concentrate sunlight to produce the high temperature heat needed to generate electricity and hot water for applications including:
- Off-grid Military Operations
- Construction + Mining Sites
- Hotels + Resorts
- Residential + Rural Communities
- Swimming Pools
- Disaster Relief Efforts
Basics of PVT
solar collectors
DC
Inverter
AC
pump and controller
hot water
hot water
cold water
cold water
storage tank
Meter
Note: This is a simplified diagram of a drainback-type solar water heating system.
Source: U.S. Energy Information Administration
POWERPANEL


What is POWERPANEL®?
With Power Panel, the future of energy is today.
Power Panel's unique technology takes solar thermal energy to the next level with patented thermal technology 4X as powerful as PV, capturing 75% of the sun's energy PLUS:
Compact - 40% less space than PV with 750W output
Designed for easy mobility and onsite deployment
Simple Installation: Easy + efficient assembly
Eligible for Green Loan Program and ITC 26%
*Competitively Priced and Green Loan Program Eligible; qualifies for US Federal Investment Tax Credit (ITC) of 26% at 100% depreciation
POWERPANEL


THE POWER PANEL®
The Power Panel® module revolutionizes solar technology by combining it with thermal harvesting. Traditional solar panel efficiency drops as heat rises, but the The Power Panel® offers elite performance even in extreme conditions.
GEN-2-O™ PORTABLE
Swift to deploy, this compact device sets up in less than an hour, making it a frontline choice for emergency response teams and military support. With so many parts of our world still lacking in hot water and basic electricity, the Gen-2-O is an ideal candidate for supporting aid in developing nations.
THERMAL EDGE™ STORAGE
Power Panel®'s patented thermal storage tanks enhance solar technology by offering a second way to save resources and money: hot water. Our unique solar thermal hybrid technology uses a cooling system to keep The Power Panel modules operating at peak efficiency.
TURNKEY ARRAYS
Two groundbreaking technologies are better than one. You can save twice as much when compared to traditional solar panels with one of Power Panel®'s unique solar thermal hybrid complete turnkey systems.
* Disclaimer – Patents are company-owned.
PRODUCT LINE
Key Product Advantages:
• Top-rated PVT panel with unmatched efficiency
• World's leading battery for thermal storage
• The only portable + electrical thermal generator on the market (Gen-2-O)
• Custom engineered solutions


PRODUCT INNOVATION
COMING IN 2022*
Power Panel PVT2
POWERPANEL®



Improved Features

- **More than 2x the Power of any PVT on the market**
  - PV Peak = 350 Watts
  - Thermal Peak =1,450 Watts
- **30% Reduced Manufacturing Cost from current model**
- **Same compact footprint with increased power**

* PENDING A SUCCESSFUL CAPITAL CAMPAIGN



— FUTURE PRODUCTS

Products

- **Ice Storage**
  - Utilize existing patented thermal storage tanks to facilitate thermal cooling (air conditioning)
- **Large-scale Custom Commercial Solutions**
- **Water Purification System**
- **Wind Turbines for existing Solar Tracking system to produce 8x more energy output from wind**
- **Lithium batteries included in patented enclosure for easy deployment**
- **Glass on Glass panel for thermal only**
  - Opens opportunity to take 10% of existing thermal market

POWERPANEL®



— POWERPANEL® VS. COMPETITION

Up to 67% More Power
Save up to 25% per watt vs. competition

PRODUCT	PRICE
POWERPANEL®	$2.20 per watt *(installed cost)*
COOLPV / FAFCO	$2.95 per watt
SUNDRUM Solar	$2.95 per watt

Source: Energy Sage



Top 20 Markets for Power Panel

Leading potential markets identified and based upon electrical pricing; natural gas consumption; solar irradiance; population density are as follows:

1. Mexico	6. Egypt	11. Algeria	16. Japan
2. India	7. Australia	12. Spain	17. Portugal
3. Brazil	8. Kenya	13. Philippines	18. Iran
4. Pakistan	9. Thailand	14. Nigeria	19. S. Africa
5. United States	10. Malaysia	15. Guatemala	20. Italy

Additonal Regions of Interest: Jamaica - Barbados - Bermuda

POWERPANEL®
Global Market

Power Panel provides an ideal energy and hot water solution for regions with one or a combination of the following identifying factors:

- High Population Density
- High Solar Irradiance
- High Electricity Rates
- Low Natural Gas Consumption



POWERPANEL®

SALES CHANNELS

- **International Distributor/Partner**
  Partial manufacturing by Power Panel and partner

- **Distributor/Partner**
  - AET
  - Beacon

- **Royalty Agreement Partner**
  Manufactures with Power Panel's IP for royalty

- **Power Panel Sales Team**

Domestic Distributor

International Distributor

SOUTH AMERICA

Sales Team

Royalty Agreement



POWERPANEL®

International Distributors

- **RECH**
  - 520 Dedicated Employees
  - 26 Years of Experience in Brazil
  - Annual Revenue: $200M per year (importer/distributor)

- **Attack Audio Systems**
  - 250 Dedicated Employees
  - ~35 Years of Experience in Brazil
  - Annual Revenue: $110M per year (mfr./distributor)

- **Region-specific Website:**
  https://br.powerpanel.com

● 11 Units + 2 Distribution Centers

GRUPO **Rech**

ATTACK AUDIO SYSTEM

SOUTH AMERICA

● RECH Group   ◆ Attack Audio Systems



POWERPANEL®

Domestic Distributors

- **Beacon**
  - 7,000+ Dedicated Employees
  - 90+ Years of Experience
  - Annual Sales: $7B+ (2018)

- **AET**
  - 60+ Dedicated Employees, 400 Independent Dealers
  - 45 Years of Experience
  - Annual Revenue: $10M+
    (source: Solar World)

"As a supplier that has existing relationships with top tier industry leaders such as Advanced Roofing and Advanced Green Technologies, we have a high standard to meet with our products and service to our customers. We are proud to offer Power Panel's innovative technology, enabling contractors to provide high-quality, sustainable and energy efficient solutions for commercial and residential projects."

– Ben Handley, Beacon

BEACON
Solar Distribution Center Locations

AET
ALTERNATE ENERGY TECHNOLOGIES, LLC.

"Alternate Energy Technologies (AET), a pioneer in solar thermal manufacturing and solutions, is excited to partner with Power Panel to distribute its groundbreaking energy solutions through its network of factory authorized dealers. Power Panel will be a game changer for our dealers and partners."

– Peter Voghel, Chairman (AET)




POWERPANEL®

Royalty/Licensing Agreements

- 3-5% Royalty/Licensing Fee
- International Opportunities Only
- ~$6 Million in Revenue – 5-year projection

- India Opportunity
  - Over 100 Years of Experience in India
  - Distribution Outlets: 3 Continents



- Company Revenue: $2B+ per year
- Royalty Fee in Negotiation for India distribution
- Revenue Forecast Not Included
- Projected Start Date: 2022
- New Manufacturing Plant in Process
- Modules in Test Phase
- PVT2 Module in Co-development – cost reduction + installation efficiency for Southeast Asia Market
- Region-specific Website: https://in.powerpanel.com

- Additional Opportunities
  - Brazil – Current manufacturer for balance of systems parts
  - Mexico – Seeking partners in Mexico to commence 2023

INDIA
MAHARASHTRA
TELANGANA
KARNATAKA
ANDHRA PRADESH
TAMIL NADU
KERALA
Bay of Bengal
Arabian Sea
Laccadive Sea
SRI LANKA
INDIAN OCEAN
Andaman Sea
MALDIVES
INDONESIA

*Disclaimer - These are forward looking projections that are not guaranteed







Target Verticals

1. Multi-Residential Housing (Int'l High-rise Urban)
2. Hotel Industry
3. Energy Savings Contracts
4. Military Contracts
5. NGO Contracts
6. Construction/Mining Sites
7. Industrial Commercial Agriculture
8. Multi-Residential Housing (Domestic/US Condos)
9. Commercial Pools
10. Residential

Windward Passage Hotel, St. Thomas, USVI
POWERPANEL®

POWERPANEL® DISTRIBUTION MAP

USA
India
Brazil
Australia
Exclusive Distribution
Active Distribution
In Progress Distribution

Top 20 Markets for Power Panel

Leading potential markets identified and based upon electrical pricing; natural gas consumption; solar irradiance; population density are as follows:

1. Mexico	6. Egypt	11. Algeria	16. Japan
2. India	7. Australia	12. Spain	17. Portugal
3. Brazil	8. Kenya	13. Philippines	18. Iran
4. Pakistan	9. Thailand	14. Nigeria	19. South Africa
5. United States	10. Malaysia	15. Guatemala	20. Italy

Additional Regions of Interest: Jamaica - Barbados - Bermuda

*Disclaimer - These are forward looking projections that are not guaranteed

POWERPANEL®

DISTRIBUTOR TESTIMONIALS

Power Panel is an innovative technology that arrives in Brazil with a great mission, to expand the way of using the sun to heat water with durability and excellence, under a performance never seen before. It is a hybrid system that generates electricity while promoting adequate water heating. This is technology! " - Erick Vieria, President

"Renewable Energy is the best investment to be made in Brazil these days. Bringing Power Panel products will open up even more business opportunities. It is a unique system, off and on grid, generating electricity and thermal energy. The best of the both worlds!!" - Gilberto Rech, President

Power Panel is coming to facilitate my installations, two solutions using only one system: pool heating and domestic water - Just what we needed!" - Alessandro Lopes, President

"Power Panel is easy to assemble and professional in its performance. Power Panel makes the sun more efficient"
– Antton Azpiazu, *Técnicas del Agua y del Sol*



Executive Team

POWERPANEL®

Rob Kornahrens, Visionary/Angel Investor

Rob received his BS in Business Administration from the University of Arizona in 1979. Robert is the Founder, President, and CEO of Advanced Roofing, Inc., headquartered in Fort Lauderdale, Florida. Advanced Roofing has nearly 40 years of commercial roofing experience; the company has been listed as one of the top 10 Commercial Roofing Contractors in the United States and #1 in Florida. Currently, Advanced Roofing has seven branches throughout the State of Florida and employs more than 500 people.

In 2007, Rob started Advanced Green Technologies (AGT) as a solar distributor for a thin film solar panel, while starting his solar contracting business simultaneously. Today, AGT is the top commercial rooftop solar contractor in the State of Florida, having installed over 250 MW of solar systems and ranked #1 Solar EPC in Florida by Solar Power World (2020). Mr. Kornahrens was recently noted as one of the most powerful people in Broward County Florida by Gold Coast Magazine.

Garth Schultz, Founder/Inventor

Co-Founder and President of Power Panel, Garth received his Bachelors of Science in Mechanical Engineering from the University of Saskatchewan in 1984. An entrepreneur with over 25 years engineering and management experience in design, development, and manufacturing of proprietary intellectual properties to the solar, OEM Automotive (including CNG alternative fuels), defense, and RV industries. Leads the multi-disciplinary team delivering the Power Panel solar renewable energy systems including power generation, thermal storage, and controls.

POWERPANEL



POWER PANEL TEAM

CEO
Rob Kornahrens
(Visionary/Angel Investor)

VP of Sales & Marketing
(Open)

COO
Garth Schultz
(Founder/Inventor)

Sales Team
(2021 Hires)

Marketing Manager
Erika Carruth

Director of Procurement & Purchasing
Lisi DeCampos

Product Development Team/R&D
(2021 Hire)

Administration
Cynthia Schultz

Production Staff

POWERPANEL®

GLOBAL IMPACT

POWERPANEL **Donates 5% of Gross Profits**





- **5-Year Value = $1.5 Million**

- **Humanitarian Relief provided through distribution of Gen-2-O to NGOs/nonprofit partners for:**
  - Disaster Recovery
  - Hurricane Relief & Preparedness
  - Emergency Aid

- **Gen-2-O provides on-demand electricity and hot water for immediate use:**
  - Space heating/cooling
  - Hot showers and cleaning
  - Cooking
  - Charging phones and computers



CRISIS RESPONSE INTERNATIONAL   Good360   FOOD FOR THE POOR

*Donation in form of Gen-2-O. Program will begin once Power Panel reaches forecasted positive net profitability. These are forward looking projections that are not guaranteed.

SALES OVERVIEW

Trailing Sales (last 12 months)
- Cleveland Project Q4-2019: 96 units, $101k

Sales Pipeline $3.6 Million
- RECH Deal – Brazil distributor with large PO beginning in



August 2021
- 2 Large US Solar Providers: Distribution for their network projected to start in Q3 2021

POWERPANEL®

Topline P&L



Income	2021	2022	2023	2024	2025
Product Sales	$3,638,716	$7,137,848	$9,820,927	$13,817,476	$19,916,138
Royalty Payments	$0	$150,000	$850,000	$1,110,000	$1,393,500
Licensing Fees	$0	$1,290,000	$1,290,000	$0	$0
Total Income	**$3,638,716**	**$8,577,848**	**$11,960,927**	**$14,927,476**	**$21,309,638**
Cost of Sales	$2,374,976	$4,635,503	$6,332,889	$8,851,765	$12,697,334
Gross Profit	**$1,263,740**	**$3,942,346**	**$5,628,038**	**$6,075,711**	**$8,612,304**
Gross Margin	*35%*	*46%*	*47%*	*41%*	*40%*
Selling, General & Administrative Costs	$1,023,671	$2,118,399	$2,663,005	$2,870,456	$3,663,215
Operating Income (EBIT)	**$240,069**	**$1,823,947**	**$2,965,033**	**$3,205,255**	**$4,949,089**
Net Changes in Working Capital	-$1,136,740	-$274,507	-$858,850	-$1,076,458	-$1,338,079
Capital Expenditures	$625,000	$330,000	$100,000	$100,000	$100,000
Capital Contribution	$2,568,234	$0	$0	$0	$0
Unlevered Free Cash Flow	**$1,046,563**	**$1,219,440**	**$2,006,183**	**$2,028,797**	**$3,511,010**

Disclaimer - These are forward looking projections that are not guaranteed.



POWERPANEL®

Hard Rock Hotel Punta Cana
Investment Ask
$1 Million for 10% Equity
i. Private Offering
ii. WeFunder
Capital to be utilized for:
i. Working Capital – 50%+
ii. Management Team
iii. Sales and Marketing Team
iv. Operational Overhead (3 months)
POWERPANEL®



CORNER BREWERY

Project: Corner Brewery
Location: Ypsilanti, Michigan
System: 144 Panel PVT Generation I
Thermal Yearly Outputs:
19,000 kWh AC | 79,000 kW Thermal



Installation:
Corner Brewery

POWERPANEL®

PowerPanel:
Resort and Restaurant Case Studies

Resort and Restaurant Case Studies



Restaurant
Payback: 3.12 years
IRR: 33.1%
25 Year Savings: $176k
Hotel
Payback: 3.33 years
IRR: 31.8%
25 Year Savings: $33.2M
Restaurant
Payback: 3.47 years
IRR: 30.4%
25 Year Savings: $701k
Restaurant
Payback: 3.05 years
IRR: 34.6%
25 Year Savings: $480k
Atlantic Ocean
Gulf of Mexico
Pacific Ocean
Caribbean Sea
MEXICO
THE BAHAMAS
CUBA
DOMINICAN REPUBLIC
HAITI
CAYMAN ISLANDS
JAMAICA
PUERTO RICO
MARTINIQUE
ST. LUCIA
ST. VINCENT AND THE GRENADINES
GRENADA
TRINIDAD AND TOBAGO
GUYANA
BELIZE
HONDURAS
GUATEMALA
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

POWERPANEL

PowerPanel: Designed for Performance and Deployability



System

- Smaller footprint than other solar thermal modules
- Plug and play i.e. no technical expertise required for install
- Can run at higher heat, as there is no copper in tubing/heat exchanger

Panel

- BASF material set
- Unpressurized system, lowers maintenance cost and # of failure points
- Embedded thermal capture, creates efficiencies and lower BOM
- No glycol, prevents loss in heat transfer increasing output ~15%
- Melts snow->better winter performance

Tank

- Rapid deployment (<5 mins)
- No outside labor required
- All plastic construction enables internal and external placement with no corrosion

POWERPANEL

Background – Power Panel PVT Technology:

The idea of a hybrid solar collector that generates both electricity and thermal energy in a single module is not new. Several attempts by notable companies have been tried and most have failed due to the lack of thermal performance. These previous products attempted to adapt a thermal capture mechanism to a standard electrical producing Photovoltaic (PV) module with the result being little if any thermal energy generation from the collector.

To ensure that both electricity and thermal energy are delivered to full potential, a ground up design approach was taken by Power Panel. Application specific high temperature capable plastics, insulating foams along with silicone adhesives and silicone solar cell encapsulants are utilized to build the Power Panel PVT1 collector. The result is a module that produces electrical energy on par as a standard PV module plus thermal output as would be expected from a top rated glazed thermal collector.

In addition to the PVT1 Collector, Power Panel developed a thermal storage tank as the cornerstone technology of the Balance of System for engineered rooftop solutions. The thermal storage tank utilizes engineered foam sections that form the sidewall, base and tank lid. These foam sections are contained by an outer membrane hoop with working fluid (water) contained by a high temperature PVC liner. The design allows the tank to be located on a rooftop, under the PVT1 collector, or in basement or crawl space.

With the building blocks of the PVT1 collector and Thermal Storage Tank, Power Panel has developed array systems as small as 4modules (Gen-2-O) to as large as 16 modules. The larger array systems can be expanded and grouped to provide base thermal for industrial, commercial, agricultural and residential applications.

POWERPANEL

Thermal Storage Tank - *Think of it as a battery*:

Hot Water

The thermal storage tank energy storage capacity is equal to 60 kWh at a temperature difference of 40° C . This temperature difference represents the incoming cold water to the delivered hot water temperature of 55° C (131° F)

The energy storage capacity of 60 kWh is an important number compared to the amount of chemical battery storage capacity (lithium ion or AGM) required. Assume a COP for a heat pump of 3.5 – the chemical battery storage requirement is 17 kWh to generate the 60kWh of hot water. The chemical battery cost is $13,000 plus cost of the heat pump, while the Power Panel storage tank Installed cost is under $3,000.

Ice Storage for Air Conditioning (active product development)

Incorporated into a chiller system that provides air conditioning for a building, the Thermal

Storage Tank can be used to build ice using either off-peak and low-cost energy (nighttime) or energy generated from a renewable energy source (solar, wind, hydro)

Benchmark technology and systems for Ice storage include Calmac/Trane. The advantage that Power Panel has over incumbent technology is lower cost and ease of deployment.

POWERPANEL